UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 13, 2007**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

The following statement was released by Caterpillar Inc. on June 13, 2007. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

* *

June 13, 2007

FOR IMMEDIATE RELEASE

<u>Caterpillar Raises Dividend Rate 20 Percent</u>

PEORIA, Ill. – The Board of Directors of Caterpillar Inc. (NYSE: CAT) today voted to again increase the quarterly cash dividend by six cents to thirty-six cents ($0.36) per share of common stock, payable August 20, 2007, to stockholders of record at the close of business on July 20, 2007.

"This increase reflects the Board of Directors' continued confidence in Caterpillar's long-term outlook," said Caterpillar Chairman and Chief Executive Officer Jim Owens. "Our broad global reach and business diversity are enabling our continued success, and we're pleased to reward our stockholders with consistent dividend growth. Team Caterpillar is on track to deliver future success throughout the company by using 6 Sigma to achieve our strategic goals of improved safety, quality, velocity and growth."

The $0.36 dividend is an increase of 20 percent over the previous rate of $0.30 per share. This is the third consecutive year that Caterpillar has increased its dividend by at least 20 percent. Caterpillar has paid higher dividends in each of the last 14 years.

For more than 80 years, Caterpillar Inc. has been making progress possible and driving positive and sustainable change on every continent. With 2006 sales and revenues of $41.517 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services. More information is available at http://www.cat.com.

Caterpillar contact:
Rusty L. Dunn
Corporate Public Affairs
(309) 675-4803
Dunn_Rusty_L@cat.com

SAFE HARBOR
Certain statements in this release relate to future events and expectations and as such constitute forward-looking statements involving known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. In this context, words such as "will" and "expect" or other similar words and phrases often identify forward-looking statements made on behalf of Caterpillar. It is important to note that actual results of the company may differ materially from those described or implied in such forward-looking statements based on a number of factors and uncertainties, including, but not limited to, changes in economic conditions, currency exchange or interest rates; political stability; market acceptance of the company's products and services; significant changes in the competitive environment; epidemic diseases; changes in law, regulations and tax rates; and other general economic, business and financing conditions and factors described in more detail in the company's Form 10-K filed with the Securities and Exchange Commission on February 23, 2007. We do not undertake to update our forward-looking statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

June 13, 2007   By: */s/James B. Buda*
                                        James B. Buda
                                        Vice President